EURO TECH HOLDINGS COMPANY LIMITED
18/F Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong
Tel: (852) 2814 0311
Fax: (852) 2873 4887

January 23, 2009

VIA FAX: 202-942-9638

Ms. Jennifer K. Thompson
Branch Chief
Unites States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Euro Tech Holdings Company Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 30, 2008
File No. 0-22113

Dear Ms. Thompson,

This letter is in reply to your comment letter dated December 23, 2008 regarding the Company.

Operating and Financial Review and Prospects, Page 29.

Operating Results, Page 30.

Fiscal Year ended December 31, 2007 compared to Fiscal Year ended December 31, 2006, Page 31.

Response to Comment No. 1

In our future filings we will expand our discussion to disclose the average balances of bank deposits in our year to year comparative discussions, if there are material variances.

Item 15. – Controls and Procedures, Page 62.

(a)  Evaluation of Disclosure Controls and Procedure, Page 62.

Response to Comment No. 2

By amendment to our Form 20-F, we are correcting the rule references from the Securities Exchange Act of 1934 (“Exchange Act”) Rules 13a – 14(c) and 15d -14 (c) to Rules 13a – 15 (e) and 15d – 15 (e).

Response to Comment No. 3

By amendment to our Form 20-F, we are correcting the word “he” to “they” as the reference is to both our Chief Executive Officer and Chief Financial Officer.

Response to Your Comment No. 4

By amendment to our Form 20-F, we are clarifying that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure in accordance with Exchange Act Rule 13a – 15(e).

Response to Your Comment No. 5

By amendment to our Form 20-F, we are correcting the Exchange Act Rule references from Rules 13a – 15(c) and Rule 15(d) – 13e to Rule 13a – 15(f) and Rule 15d – 13(f).

Response to Your Comment No. 6

The word “CONDUCTED” is a typographical error and should have been “CONCLUDED” and we are amending our 20-F accordingly.

Response to Your Comment Nos. 7, 8, 9 and 11

We have completed our evaluations of our internal controls for the year ended December 31, 2007.  Although, we had indicated that there were some deficiencies, ultimately those deficiencies were found to be immaterial not only with regard to our financial statements but our own internal controls.  The deficiency was in the sequential numbering of our orders resulting from a staff shortage.  As a result, we did not need to make any changes in our internal controls.  We engaged a person to oversee this task.

Response to Your Comment No. 10

The officer certifications have been revised and are supplied in our Amendment to the Form 20-F.

Financial Statements, Page F-1.

Consolidated Statements of Income and Comprehensive Income, Page F-3.

Response to Your Comment Nos. 12 and 13

In our future filings, we will remove the reference to “Comprehensive Income.”

Lastly, the company acknowledges the following:

a.           It is responsible for the adequacy and accuracy of the disclosures contained in the filing.

b.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

c.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions in this regard, please do not hesitate to contact us or our counsel, Robert Perez, Esq., at Gusrae, Kaplan, Bruno & Nusbaum PLLC, telephone number 212-269-1400.

Very truly yours,

EURO TECH HOLDING COMPANY LIMITED

By:	/s/ T.C. Leung
Print Name: T.C. Leung
Print Title: Chairman